Exhibit 99.4

Meeting Notice for Annual Shareholders’ Meeting

(Summary Translation)

(This English translation is prepared in accordance with the Chinese version and is for reference purposes only. If there are any inconsistency between the Chinese original and this translation, the Chinese version shall prevail.)

The 2019 Annual Shareholders’ Meeting (the “Meeting”) of ChipMOS TECHNOLOGIES INC. (the “Company”) will be convened at 9:00 a.m., June 10, 2019 (Monday) at the Edison Hall of the Hsinchu Science Park Life Hub (located at 2F., No. 1, Industry E. 2nd Rd., Hsinchu Science Park, Hsinchu City, Taiwan).

1.	The agenda of the Meeting is as follows:

I.	Report Items:

1.	The Company’s business report of fiscal year 2018.

2.	Audit Committee’s review report on the financial statements of fiscal year 2018.

3.	Report of the status of distributable compensation for employees and directors of fiscal year 2018.

II.	Matters for Ratification:

1.	Adoption of the financial reports of fiscal year 2018.

2.	Adoption of the earnings distribution proposal of fiscal year 2018.

III.	Matters for Discussion:

1.	Amendments to the Company’s Articles of Incorporation.

2.	Amendments to the Company’s Rules for Election of Directors and Independent Directors.

3.	Amendments to the Company’s Operational Procedures for the Acquisition or Disposal of Assets.

4.	Amendments to the Company’s Operational Procedures for Lending Funds to Other Parties.

5.	Amendments to the Company’s Operational Procedures for Endorsements and Guarantees.

IV.	Elections:

1.	To elect nine directors (including independent directors) of the 9th Board of Directors.

V.	Other Proposals:

1.	Removal of restriction provided in Article 209 of the Company Act prohibiting of the 9th Board of Directors from participation in business competing with the Company.

VI.	Special Motions

2.	The Board of Directors has approved the proposal for distribution of earning of fiscal year 2018 to provide the cash dividends of NT$1.2 per share to shareholders.

3.

For the comparison table of the Amendments to the Company’s Articles of Incorporation, please refer to the meeting handbook and the supplementary information posted in the Market Observation Post System (Chinese website: http://mops.twse.com.tw, click “Basic Information/Electronics Books/Annual Report and Shareholders’ meeting related information (including ADR information)) (English website: http://emops.twse.com.tw/server-java/t58query, click “Electronic/Books/ Shareholders’ meetings”).

4.

Nine seats of directors (including four directors and five independent directors) shall be elected in the Meeting. The Company adopts the candidate nomination system for the election of independent directors. The candidates of independent directors are Chin-Shyh Ou, Yuh-Fong Tang, Tai-Haur Kuo, Kuei-Ann Wen and Jing-Shan Aur. Please review the candidates’ education and experiences on the public announcement of the Company posted in the Market Observation Post System (Chinese website: http://mops.twse.com.tw/mops/web/t05st01) (English website: http://emops.twse.com.tw/server-java/t58query)

5.

The proposal of releasing the newly elected directors and their representatives from the non-competition obligations is based on Article 209 of the Company Act. It is proposed to release the newly elected directors and their representatives from the non-competition obligations if such newly elected director conducts business competing to the Company for himself or on behalf of another person. The newly elected director’s concurrent position in other companies will be explained at the Meeting.

6.	(Omitted — not applicable to ADR holders)

7.	(Omitted — not applicable to ADR holders)

8.	(Omitted — not applicable to ADR holders)

9.	(Omitted — not applicable to ADR holders)

10.	(Omitted — not applicable to ADR holders)

Sincerely,

The Board of Directors
ChipMOS TECHNOLOGIES INC.

Supplementary Information

The shareholders who publicly acquire proxy forms are listed as follows:

1.

JihSun Securities Co., Ltd. was engaged by the shareholders Shih-Jye Cheng and Siliconware Precision Industries Co., Ltd. to acquire proxy forms for the election of directors scheduled in the Meeting to vote for the following candidates of directors: Shih-Jye Cheng, Teresa Wang (representative, Siliconware Precision Industries Co., Ltd.), Bright Yeh (representative, Siliconware Precision Industries Co., Ltd.) and Lafair Cho.

Please find detailed information in the Proxy Form Acquisition Inquiry System (https://free.sfi.org.tw/) and below excerpted information of the four candidates of directors for reference.

Four Non-independent directors
Name	Shareholder number	Number of shares held	Brief experience	Major education
Shih-Jye Cheng	1	12,150,161	The chairman of ChipMOS TECHNOLOGIES INC.	Master’s degree in business administration from Saginaw Valley State University
Teresa Wang (representative, Siliconware Precision Industries Co., Ltd.)	602	148,910,390

•  The chief financial officer of   Camel Precision Co., Ltd.

•  Director of Unimicron   Technology Corporation

•  Senior special assistant of   Siliconware Precision   Industries   Co., Ltd.

•  Director of Siliconware   Precision Industries Co., Ltd.

				Bachelor’s degree in accounting and statistics from Ming Chuang College
Bright Yeh (representative, Siliconware Precision Industries Co., Ltd.)	602	148,910,390	Vice president of Siliconware Precision Industries Co., Ltd.	Master’s degree in Industrial Engineering from National Tsing Hua University
Lafair Cho	314	101,990	The chief operating officer and senior executive vice president of the manufacturing operations center of ChipMOS TECHNOLOGIES INC.	Master’s degree in industrial management from National Cheng Kung University

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